Exhibit 10.34

June 3, 2011 (as of June 1, 2011)

Anthony Macaluso
P.O. Box 7034
Rancho Santa Fe, CA 92067

Dear Mr. Macaluso:

On behalf of Single Touch Systems Inc. (the “Company”), I am pleased to confirm this agreement under which you are to be employed full time as the executive Chairman of the Company.

The terms of your employment with the Company as executive Chairman are as set forth below:

1.     Position.

(a)  Upon commencement of the term of this letter agreement, you will serve as the executive Chairman of the Company and of its subsidiary Single Touch Interactive, Inc.

(b)  Your compensation hereunder shall be deemed inclusive of any and all compensation to which you would be entitled as a director of the Company.

(c)  You agree to the best of your ability and experience that you will at all times loyally and conscientiously perform all of the duties and obligations required of you pursuant to the terms hereof.  During the term of your employment, you further agree that you will devote all of your business time and attention to the business of the Company, the Company will be entitled to all of the benefits and profits arising from or incident to all such work services and advice, you will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Company, except as set forth below, and you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company.  Nothing in this Section 1 will prevent you from accepting (i) service as a director for one for profit entity (so long as such entity is not competitive in any manner with the business of the Company), and for such other specified for profit entity or entities as the Board of Directors of the Company (the “Board”) may from time to time approve in its discretion, with such compensation as such entity(s) deems appropriate, (ii) speaking or presentation engagements in exchange for honoraria, (iii) service on boards of charitable organizations, or (iv) ownership of no more than 1% of the outstanding equity securities of a publicly traded company.

(d)  In general, you will have the responsibilities and duties associated with and over the areas which are typically associated with the offices of executive Chairman of a corporation, provided that in addition you shall head innovation and intellectual property initiatives.  Without limitation, among your duties and responsibilities will be to assist in the identification and recruitment of directors such that the Company’s Board of Directors as a whole will be NASDAQ listing-standards compliant and will be in a position to constitute all NASDAQ-required committees in compliance with NASDAQ listing standards.

2.      Start Date.  The term of this letter agreement will commence on June 1, 2011 (the “Start Date”).

3.      Term of Agreement.  This letter agreement shall have a term of three years from the Start Date (the “Term”), unless terminated sooner pursuant to the terms hereof.  Should this letter agreement not be terminated by either party at least thirty (30) days before the third anniversary of the Start Date, it shall automatically renew for an additional two (2) year period, and for additional two year periods thereafter (each a “Renewal Term”) unless terminated at least thirty (30) days before any subsequent second anniversary date.  Upon each renewal the Company agrees to negotiate with you in good faith an increase in Base Salary, which shall not be less than ten (10%) percent per Renewal Term.

4.      Proof of Right to Work.  You confirm that, as a current employee of the Company, you have already provided to the Company documentary evidence of your identity and eligibility for employment in the United States.

5.      Compensation.  You will be paid a monthly salary of $32,083, which is equivalent to $385,000 on an annualized basis (the “Base Salary”).  Your salary will be payable pursuant to the Company’s regular payroll policy.  The Base Salary will be reviewed annually as part of the Company’s normal salary review process, and the Board shall also conduct a special salary review process 18 months after the Start Date to determine whether to approve a ten (10%) percent Base Salary increase.  Your salary and any and all bonuses will be subject to standard withholding pursuant to the Company’s regular payroll policy.

You will be eligible for annual cash bonuses as may be awarded by the Board in its discretion based upon your performance and the achievement of objectives established by the Board.

You will be entitled to reimbursement of documented reasonable business expenses incurred by you in the discharge of your duties hereunder, in accordance with the policies and procedures of the Company provided to senior executives of the Company.  In addition, the Company will reimburse you for any dues or fees you incur in connection with membership in professional associations.

6.      Stock Option Grants.   The Company shall on June 1, 2011 grant you stock options under the Company’s 2010 Stock Plan to purchase a total of 4,500,000 shares of the Company’s common stock (“Option Shares”).  The scheduled expiration date of the stock options shall be June 1, 2016.  The option as to one third (1.5 million) of these Option Shares with a strike price of $0.65 will vest on May 16, 2012, the option as to a second third (1.5 million) of these Option Shares with a strike price of $0.90 will vest on May 16, 2013, and the option as to the final third (1.5 million) of these Option Shares with a strike price of $0.90 will vest on May 16, 2014.  In each case vesting would depend on your being in the service of the Company on the vesting date.  The Option Shares would be subject to the terms of the Company’s 2010 Stock Plan and the standard-form Notice of Grant/Stock Option

Agreement between you and the Company; provided, that the Notice of Grant/Stock Option Agreement shall authorize net-exercise and shall expressly provide that should your employment be terminated by the Company without Cause or due to a Disability, or you resign for Good Reason, during the Term, you shall be entitled to exercise the option, to the extent it has vested as of the employment termination date, until the earlier of the option’s scheduled final expiration date or the third anniversary of the employment termination date.  If the Company or substantially all of its assets is acquired during the Term, or if your employment be terminated by the Company without Cause or you resign for Good Reason, all 4.5 million of the aforementioned Option Shares shall immediately vest.

7.      Benefits.

(a)           Insurance Benefits.  You and your eligible dependents shall be entitled to participate in any standard benefit plans for senior management and employees of the Company which are in place from time to time, subject to any eligibility requirements imposed by such plans.

(b)           Vacation; Sick Leave. You will be entitled to 20 days per year of paid time off (plus Company observed holidays) according to the Company’s standard policies, subject to any and all accrual caps imposed by such policies.  Under the current policies, you can accrue no more than __days of paid time off.

8.      Confidential Information and Invention Assignment Agreement. You confirm that, as a current employee of the Company, you have already executed and delivered to the Company the Company’s Confidential Information and Invention Assignment Agreement (the “Confidentiality Agreement”).

9.      At-Will Employment.  Your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, without further obligation or liability (except as may be expressly set forth in Sections 6 and 10 of this letter).

10.    Separation.  In the event of any cessation of your employment, the Company shall pay you (i) any salary earned and accrued but unpaid before termination and (in cash) all accrued but unused paid time off not barred by the accrual cap, and (ii) any documented business expenses incurred in accordance with the Company’s policies but not reimbursed as of the date of termination, and (iii) your entitlement, if any, under the following paragraph of this Section 10.

You shall not be entitled to any severance or separation benefits except under the following circumstances:  (a) In the event that: (i) you are terminated without Cause (as defined below), or due to a Disability (as defined below), or you resign with Good Reason (as defined below) before the end of the Term, or any Renewal Term, or (ii) this letter agreement is not renewed at the election of the Company at the end of the Term or any Renewal Term, then if and only if within 30 days after such termination without Cause or for Disability or resignation with Good Reason or such expiration as a result of nonrenewal by the Company’s election you execute and deliver a customary and satisfactory general release of all claims in favor of the Company and its related persons (and the revocation period and other conditions applicable to the validity of such release shall have expired and have been fully satisfied), you shall be entitled to receive the following severance benefits (and no other, except as may be required by applicable law): (i) continuation of your Base Salary in effect immediately before the termination date, paid on the same basis and at the same times as previously paid, for one year from the termination date; and (ii) should you timely elect to continue coverage pursuant to COBRA, payment of your COBRA premiums for you and your eligible dependents for one year from the termination date (but subject to the Company’s right to discontinue or change any of its COBRA-eligible plans generally or to change providers, if done so for all Company employees).  With regard to the separation payment, you shall have no duty to mitigate as a condition of receipt, nor shall the separation payment be subject to set off for any other income received.

a.      As used herein, “Cause” means (i) your conviction or plea of “guilty” or “no contest” to any crime constituting a felony in the jurisdiction in which committed, any crime involving moral turpitude (whether or not a felony), or any other misdemeanor involving, fraud, dishonesty or willful misconduct; (ii) your failure and refusal to follow the lawful and proper directives of the Board; (iii) your knowing and willful breach of a material provision of this letter agreement or the Confidentiality Agreement; (iv) your engaging in actions that would be likely to materially discredit or cause substantial damage to the Company or its reputation; (v) your knowing and willful material breach of your duty of care (except in good faith) or your duties of trust or loyalty; (vi) your willful falsification of records or reports; or (vii) your chronic absence from work for reasons other than illness, provided, however, that for purposes of (ii), (iii), (iv), (v), (vi) or (vii), the Company will provide to you a written notice from the Board which describes in detail the basis for the Board’s belief that you have not substantially satisfied your obligations to the Company and a reasonable opportunity to cure any such alleged deficiencies within 30 days if such deficiency can be cured.  Further, before terminating your employment for Cause, the Company shall provide you with the opportunity to appear before the Board at a regular or special meeting, represented by counsel, to address the grounds upon which the termination is based.

b.      As used herein, “Good Reason” means the occurrence of any of the following circumstances, without your express consent: (i) a material reduction of your title or authority (including, but not limited to, after a transaction in which the Company is acquired, a requirement that you serve in a role other than executive Chairman or Chief Executive Officer of the acquiring entity); (ii) a material reduction in your salary or benefits (other than a reduction that generally applies to the officers at your level in the Company or, as applicable, the surviving corporation at that time); (iii) a change of the principal non-temporary location in which you are required to perform your services to any location exceeding 50 miles from Rancho Santa Fe, California; (iv) any material breach of this letter agreement by the Company which is not cured within 30 days after written notice by you; (v) a Disability as defined in subsection c below; or (vi) the Company or substantially all of its assets is acquired.

You shall provide the Company with notice in writing within 30 days of the occurrence of any of the foregoing grounds setting forth in detail those grounds upon which your notice is based.   In no event shall a resignation be considered to be with Good Reason unless the resignation occurs after, but within 40 days after, the first date on which a resignation associated with such instance of asserted Good Reason would have in fact qualified as a resignation with Good Reason.

c.      “Disability” for purposes of this section 10 shall mean your incapacity due to physical or mental illness, during which you shall have been substantially unable to perform your duties hereunder for an entire period in excess of one hundred twenty (120) days in any 12-month period despite any reasonable accommodation available from the Company.

With regard to Section 409A of the Internal Revenue Code:

(i)     General.  It is the intention of both the Company and you that the benefits and rights to which you could be entitled pursuant to this letter agreement comply with Section 409A of the Code and the Treasury Regulations and other guidance promulgated or issued thereunder (“Section 409A”), to the extent that the requirements of Section 409A are applicable thereto, and the provisions of this letter agreement shall be construed in a manner consistent with that intention.  If you or the Company believes, at any time, that any such benefit or right that is subject to Section 409A does not so comply, it shall promptly advise the other and shall negotiate reasonably and in good faith to amend the terms of such benefits and rights such that they comply with Section 409A (with the most limited possible economic effect on you and on the Company).

(ii)    Distributions on Account of Separation from Service.  If and to the extent required to comply with Section 409A, no payment or benefit required to be paid under this letter agreement on account of termination of your employment shall be made unless and until you incur a “separation from service” within the meaning of Section 409A.

(iii)   6 Month Delay for Specified Employees if the Company is a Public Company at Separation from Service.  The following shall only apply to the extent that the shares of stock of the Company (or any of its affiliates) are registered on an established securities market at the time you incur a separation from service:

(x)     if (and only to the extent) any amounts payable to you on account of separation from service are considered deferred compensation under Section 409A and/or not within any specified exception from Section 409A, and you are a “specified employee” at the time of separation from service, then no payment or benefit shall be made before the date that is six months after your separation from service (or death, if earlier).  Any payment or benefit delayed by reason of the prior sentence shall be paid out or provided in a single lump sum at the end of such required delay period in order to catch up to the original payment schedule; and

(y)     for purposes of this provision, you shall be considered to be a “specified employee” if, at the time of your separation from service, you are a “key employee” within the meaning of Section 416(i) of the Code, of the Company (or any person or entity with whom the Company would be considered a single employer under Section 414(b) or Section 414(c) of the Code).

(iv)   No Acceleration of Payments.  Neither the Company nor you, individually or in combination, may accelerate any payment or benefit that is subject to Section 409A, except in compliance with Section 409A and the provisions of this letter agreement, and no amount that is subject to Section 409A shall be paid before the earliest date on which it may be paid without violating Section 409A.

(v)    Treatment of Each Installment as a Separate Payment. For purposes of applying the provisions of Section 409A to this letter agreement, each separately identified amount you are entitled under this letter agreement shall be treated as a separate payment.  In addition, to the extent permissible under Section 409A, any series of installment payments under this letter agreement shall be treated as a right to a series of separate payments.

(vi)   Taxable Reimbursements and In-Kind Benefits.

(x)      Any reimbursements by the Company to you of any eligible expenses pursuant to this letter agreement that are not excludable from your income for Federal income tax purposes (the “Taxable Reimbursements”) shall be made no later than the last day of your  taxable year following the year in which the expense was incurred.

(y)     The amount of any Taxable Reimbursements, and the value of any in-kind benefits to be provided to you under this letter agreement, during any taxable year of yours shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year of yours.

(z)      The right to Taxable Reimbursement, or in-kind benefits, shall not be subject to liquidation or exchange for another benefit.

11.    No Conflicting Obligations. You understand and agree that by accepting this employment agreement, you represent to the Company that your performance will not breach any other agreement to which you are a party and which you have not disclosed in writing to the Company before signing this letter agreement, and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this letter or the Company’s policies.  You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise.  The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties.  Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

12.    Insurance.  The Company shall maintain, and you shall be covered by, directors’ and officers’ liability insurance, and errors and omissions, policies.

13.    Arbitration.  You and the Company agree to arbitrate before a neutral arbitrator any and all claims or disputes arising out of this letter agreement and any and all claims arising from or relating to your employment with the Company, claims of wrongful termination, retaliation, discrimination, harassment, breach of contract, breach of the covenant of good faith and fair dealing, defamation, invasion of privacy, fraud, misrepresentation, constructive discharge or failure to provide a leave of absence, or claims regarding commissions, stock options or bonuses, infliction of emotional distress or unfair business practices.

The arbitrator’s decision must be written and must include the findings of fact and law that support the decision.  The arbitrator’s decision will be final and binding on both parties, except to the extent applicable law allows for judicial review of arbitration awards.  The arbitrator may award any remedies that would otherwise be available to the parties if they were to bring the dispute in court.  The arbitration will be conducted in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association; provided, however that the arbitrator must allow the discovery authorized by the California Arbitration Act or its equivalent under the state law of the state in which the arbitration is conducted.  The arbitration will take place in San Diego, California and be governed by California procedural law.

You and the Company will share the costs of arbitration equally, except that the Company will bear the cost of any administrative fee of the tribunal, the arbitrator’s fee and any other type of expense or cost that you would not be required to bear if you were to bring the dispute or claim in court.  Both the Company and you will be responsible for their own attorneys’ fees, and the arbitrator may not award attorneys’ fees unless a statute or contract at issue specifically authorizes such an award.

The foregoing notwithstanding, this arbitration provision does not apply to (a) workers’ compensation or unemployment insurance claims, (b) stock appraisal rights under the Delaware General Corporation Law, (c) any other claims that an employer cannot, in accordance with applicable state law, require (either pursuant to an arbitration agreement or otherwise) an employee to arbitrate, or (d) claims concerning the ownership, validity, infringement, misappropriation, disclosure, misuse or enforceability of any confidential information, patent right, copyright, mask work, trademark or any other trade secret or intellectual property held or sought by either you or the Company (whether or not arising under the Confidentiality Agreement).

If an arbitrator or court of competent jurisdiction (the “Neutral”) determines that any provision of this arbitration provision is illegal or unenforceable, then the Neutral will modify or replace the language of this arbitration provision with a valid and enforceable provision, but only to the minimum extent necessary to render this arbitration provision legal and enforceable.

14.    Entire Agreement.  This letter, together with the Confidentiality Agreement and any outstanding stock options, sets forth the entire agreement and understanding between you and the Company relating to your employment and supersedes all prior and contemporaneous agreements and discussions between us.  This letter may not be modified or amended or waived except by a written agreement, signed by an officer of the Company.  This letter will be governed by the laws of the State of Delaware without regard to its conflict of laws provisions.

To confirm your acceptance of this agreement, please sign and date this letter in the space provided below and return it to me.

Very truly yours,		ACCEPTED AND AGREED:

SINGLE TOUCH SYSTEMS INC.		ANTHONY MACALUSO

By:	/s/ James Orsini	/s/ Anthony Macaluso
Signature
Title:	Chief Executive Officer and President